Exhibit (a)(12)

Lincare Holdings Inc. Gives Notice of Anticipated Fundamental Change to Holders of its

Convertible Senior Debentures

CLEARWATER, FL (July 19, 2012) – Lincare Holdings Inc. (“Lincare” or the “Company”) announced today that, pursuant to the terms of the indentures (the “Indentures”) governing its 2.75% Convertible Senior Debentures due 2037—Series A and 2.75% Convertible Senior Debentures due 2037—Series B (collectively, the “Notes”), it anticipates that a Fundamental Change (as such term is defined in the respective Indentures) may occur on or after August 8, 2012 as a result of the proposed transactions contemplated by the Agreement and Plan of Merger, dated as of July 1, 2012 (the “Merger Agreement”), among Lincare, Linde AG, a stock corporation organized under the Laws of Germany (“Linde”) and Linde US Inc., a newly-formed Delaware corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Linde.

On July 11, 2012, Merger Sub commenced a tender offer (the “Offer”) for all outstanding shares of common stock of Lincare (the “Common Stock”) at a purchase price of $41.50 per share of Common Stock, subject to any required withholding of taxes, net to the seller in cash and without any interest thereon. The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 7, 2012 (which is the end of the day on August 7, 2012), unless extended. The consummation of the Offer is conditioned on the tender of a number of shares of Common Stock which, when taken together with shares of Common Stock (if any) then owned by Linde or any of its subsidiaries, represents more than 50% of the shares of Common Stock then outstanding determined on a fully-diluted basis, as well as the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions.

Following the successful consummation of the Offer, Merger Sub is expected to merge with and into Lincare (the “Merger”), and the outstanding shares of Common Stock not tendered in the Offer will be converted into the right to receive $41.50 net per share of Common Stock in cash, subject to any required withholding of taxes and without any interest thereon.

Lincare anticipates that the Fundamental Change will occur on the date that Merger Sub accepts shares of Common Stock for payment pursuant to the Offer (the “Fundamental Change Effective Date”), which is expected to occur on or after August 8, 2012. Pursuant to the Indentures, the holders of the Notes have the right to convert their Notes according to the terms of the Indentures at any time before the close of business on the business day immediately preceding the 30th business day after the Fundamental Change Effective Date. Each of the Offer and the Merger is subject to certain closing conditions and there can be no assurance that the Offer or the Merger will be consummated on the expected dates, or at all.

Any and all conversions of Notes occurring in connection with the Fundamental Change will be settled 100% in cash. Thus holders who choose to convert their Notes will receive only cash and will not receive any shares of Common Stock upon conversion.

About Lincare

Lincare, headquartered in Clearwater, Florida, is one of the nation’s largest providers of respiratory therapy and other services to patients in the home. The Company provides services and equipment to more than 800,000 customers in 48 U.S. states and Canada.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Examples of forward-looking statements in this press release include forward-looking statements about Lincare, including statements regarding: the expected timing of the completion of the Offer and the Merger; the ability to complete the transaction considering the various closing conditions; the Fundamental Change anticipated with respect to the Notes; and any assumptions underlying any of the foregoing. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to, the risk factors disclosed in our Annual Report on Form 10-K, as supplemented or revised by our subsequent Quarterly Reports on Form 10-Q, under the caption “Risk Factors” and unexpected delays or impediments to the announced transaction with Linde. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these in light of new information or future events.

Contact

Lincare Holdings Inc.

Investor Relations

Paul G. Gabos

+1 (727) 530-7700

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Linde’s tender offer for shares of Lincare’s common stock commenced on July 11, 2012, and, in connection with the offer, Linde and its subsidiary, Linde US Inc., filed a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Lincare stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 filed by Lincare with the SEC because they contain important information about the proposed transaction. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement are available to all stockholders of Lincare by contacting Lincare’s Investor Relations at (727) 530-7700.